Exhibit 99.2

15 November 2010	For analyst and media enquiries, please
call Sean O’Sullivan on +61 2 82745239
2nd quarter net operating profit US$20.7m
Six month net operating profit US$61.2m
(excluding asbestos, ASIC expenses and tax adjustments)
Company incurs non-cash charge of US$345.2m following the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment
James Hardie today announced a US$20.7 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 September 2010. This represents a decrease of 45% compared to the prior corresponding quarter.
The net operating result for the quarter including asbestos, ASIC expenses and tax adjustments was a loss of US$423.7 million, compared to a loss of US$19.6 million for the corresponding quarter of the prior year. As foreshadowed, this result reflects a non-cash charge of US$345.2 million for taxes, penalties and interest following the loss on appeal in the Australian Federal Court against an Australian Taxation Office amended assessment relating to fiscal year 1999. RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment before the Full Court of the Federal Court of Australia.
The current quarter’s result also includes an unfavourable asbestos adjustment related to currency translation of US$107.8 million, which is attributable to the appreciation of the Australian dollar against the US dollar. For the quarter from 1 July 2010 to 30 September 2010, the Australian dollar appreciated against the US dollar by 13% to US$0.9669, compared to an 8% appreciation from 1 July 2009 to 30 September 2009.
For the half year, net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 23% to US$61.2 million from US$79.2 million. Including asbestos, ASIC expenses and tax adjustments, net operating profit moved from a loss of US$97.5 million to a loss of US$318.8 million.
USA and Europe Fibre Cement continues to be adversely affected by lower new housing starts and a weakened repair and remodel market. In addition, higher raw material costs have continued to unfavourably impact the business’ results.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 7. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “Adjusted EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of fiscal year 2011 versus the 2 ndquarter and first half of the prior fiscal year.

Media Release: James Hardie – 2nd Quarter and Half Year FY11	1

The Australian business continues to benefit from the recovery in domestic housing starts. Growth in primary demand for its fibre cement products and gains in category share continued during the quarter and half year.
CEO Commentary
“The operating environment in the US residential housing market remains challenging and the outlook uncertain”, said James Hardie CEO, Louis Gries. “The US Government’s tax credit incentives expired more than six months ago, which suggests that the continued slowdown in activity is not solely attributable to their expiration.
“Factors such as high levels of unemployment, low levels of consumer confidence, falling house prices, excess housing inventory and limited credit availability have all contributed to the continued weakness in the US housing construction sector,” Mr. Gries added.
“As with the first quarter, the strong contribution from the Asia Pacific businesses helped to partially offset the decline in our US business results. The US business’ earnings were affected by lower volume and higher raw material, energy and freight costs when compared with the previous corresponding quarter and half year.
“Despite the challenging US operating environment, the company continues to perform well and management remains focused on progressing key priorities, which consist of growing primary demand, especially in the repair and remodel and non-metro markets, and increasing the market penetration of our ColorPlus® products.”
Operating Performance
Total net sales for the quarter decreased 5% to US$287.6 million, gross profit was down 21% to US$93.4 million and EBIT excluding asbestos and ASIC expenses decreased 33% to US$42.1 million compared to the prior corresponding quarter. EBIT including asbestos and ASIC expenses for the quarter moved from a loss of US$0.8 million in the second quarter of last year to a loss of US$56.2 million in the second quarter of the current year.
For the half year, total sales increased 3% to US$606.0 million, gross profit was down 8% to US$210.2 million and EBIT excluding asbestos and ASIC expenses decreased 15% to US$107.0 million. EBIT including asbestos and ASIC expenses moved from a loss of US$57.9 million to income of US$70.8 million.

Media Release: James Hardie – 2nd Quarter and Half Year FY11	2

2nd Quarter and Half Year Results at a Glance

	Q2	Q2%		HY	HY	%
US$ Millions	FY 2011	FY 2010	Change	FY 2011	FY 2010	Change

Net sales	$287.6	$304.2	(5)	$606.0	$588.7	3
Gross profit	93.4	117.6	(21)	210.2	228.0	(8)
EBIT excluding asbestos and ASIC expenses	42.1	62.8	(33)	107.0	126.6	(15)
AICF SG&A expenses	(0.6)	(0.5)	(20)	(1.0)	(1.0)	—
Asbestos adjustments	(107.8)	(62.7)	(72)	(44.7)	(182.5)	76
ASIC related recoveries (expenses)	10.1	(0.4)	—	9.5	(1.0)	—
EBIT	(56.2)	(0.8)	—	70.8	(57.9)	—
Net interest expense	(0.9)	(0.4)	—	(2.0)	(1.1)	(82)
Other (expense) income	(2.9)	(1.0)	—	(7.3)	3.8	—
Income tax expense	(363.7)	(17.4)	—	(380.3)	(42.3)	—
Net operating loss	(423.7)	(19.6)	—	(318.8)	(97.5)	—
Diluted loss per share (US cents)	(97.3)	(4.5)	—	(73.3)	(22.5)	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 45% for the quarter to US$20.7 million. For the half year, net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 23% to US$61.2 million, as shown in the following table:

	Q2	Q2%		HY	HY	%
US$ Millions	FY 2011	FY 2010	Change	FY 2011	FY 2010	Change

Net operating loss	$(423.7)	$(19.6)	—	$(318.8)	$(97.5)	—

Excluding:
Asbestos:
Asbestos adjustments	107.8	62.7	72	44.7	182.5	(76)
AICF SG&A expenses	0.6	0.5	20	1.0	1.0	—
AICF interest income	(1.1)	(1.0)	(10)	(1.7)	(1.7)	—
Gain on AICF investments	—	(1.9)	—	—	(2.3)	—
Tax expense related to asbestos adjustments	0.2	—	—	0.6	—	—
ASIC related (recoveries) expenses	(10.1)	0.4	—	(9.5)	1.0	—
Tax adjustments	347.0	(3.5)	—	344.9	(3.8)	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$20.7	$37.6	(45)	$61.2	$79.2	(23)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	4.7	8.6	(45)	14.0	18.2	(23)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter decreased 45% to US4.7 cents in the current quarter compared to US8.6 cents in the corresponding quarter of the prior year. For the half year, diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments decreased 23% to US14.0 cents compared to US18.2 cents in the corresponding period of the prior year.

Media Release: James Hardie – 2nd Quarter and Half Year FY11	3

USA and Europe Fibre Cement
According to the US Census Bureau, single family housing starts in the September 2010 quarter were 119,600, 14% below the September 2009 quarter. Seasonally adjusted total housing starts (annualised) for the month of September 2010 were 610,000, up 0.3% month-on-month. For the six months to September 30, 2010 single family housing starts were at 261,800, 0.1% below the previous corresponding period. Activity within the repair and remodel market also indicated signs of slowing during the period.
Against this background, USA and Europe Fibre Cement net sales decreased 12% to US$200.7 million in the quarter and 4% to US$433.7 million in the half year when compared to the corresponding periods of the prior fiscal year. Sales volume decreased 15% and 7% over the same periods.
The average net sales price increased 3% to US$661 per thousand square feet in the quarter and 4% to US$656 in the half year when compared to the previous corresponding periods.
USA and Europe Fibre Cement EBIT decreased by 40% to US$39.4 million for the quarter. The downturn in demand from May 2010 through the end of September 2010 prompted a decision to reduce inventory during the second quarter. As a result of production volume being significantly below sales volume, unit costs and EBIT in the quarter were adversely impacted by fixed costs being spread over lower volume.
The decrease in EBIT was also driven by lower sales volume, higher input costs (primarily pulp) and higher SG&A expense, partially offset by a higher average net sales price. The USA and Europe EBIT Margin was 19.6% for the quarter and 22.0% for the half year compared to 28.5% and 29.7% for the corresponding prior year periods. The prior year results reflect materially lower input costs and higher sales volume.
Asia Pacific Fibre Cement
Net sales increased 16% to US$86.9 million and 26% to US$172.3 million in the quarter and half year, respectively. The higher value of the Asia Pacific business currencies accounted for 10% and 14% of the increase for the quarter and half year, respectively. In Australian dollars, net sales increased 6% in the quarter and 12% in the half year primarily due to higher average net sales price. The half year also benefited from higher sales volume.
Improvements in the Australian business results reflect the strong underlying domestic housing market and continuing gains in market and category share. Margins and revenue improved in Australia driven by high sales volume and average net sales price coupled with improved manufacturing performance.
Australian Bureau of Statistics data for the September quarter showed residential housing approvals increased 1% and 12% in the quarter and half year respectively compared to the previous corresponding periods. Approvals for detached housing declined 9% and 2% over the same periods.
The New Zealand business sales volume increased 6% in the half year due to an improving local residential market. Margin performance benefited from cost reductions across the business and increased sales of differentiated products.

Media Release: James Hardie – 2nd Quarter and Half Year FY11	4

The Philippines results in the quarter were unfavourably affected by temporary disruptions to its manufacturing capability due to a mechanical failure. This had been overcome by quarter-end.
Asia Pacific Cement EBIT increased 10% from US$16.2 million to US$17.9 million and 48% from US$27.1 million to US$40.0 million for the quarter and half year, respectively. Favourable currency exchange rate movements in the Asia Pacific business’ currencies against the US dollar accounted for 9% and 17% of this increase for the quarter and half year, respectively. In Australian dollars, Asia Pacific Fibre Cement EBIT for the half year increased 31% due to increased sales volume, growth in sales of higher-margin differentiated products, favourable freight costs and improved plant performance in Australia and New Zealand.
Cash Flow
Net operating cash flow declined US$144.3 million from US$152.1 million in the corresponding period of the prior year to US$7.8 million for the half year. Net operating cash flow was unfavourably affected by a US$63.7 million contribution to the AICF on 1 July 2010.
Excluding the AICF contribution, net operating cash flow was US$71.5 million for the half year, down by 53% on US$152.1 million in the corresponding period of the prior year, in which James Hardie did not make a contribution to the AICF. The primary cause of this decrease was a decline in earnings relative to the comparable six month period. In addition, the current six month period reflects a payment of US$18.6 million for exit taxes on re-domicile from The Netherlands to Ireland.
For the half year ended 30 September 2010, net capital expenditures increased to US$24.8 million from US$20.9 million in the prior comparable period.
Outlook
Activity in the US housing market remains at depressed levels. Homeowner and rental vacancy rates remain at high levels with a large “shadow inventory” of vacant units held off the markets. In addition, high levels of unemployment, low levels of consumer confidence, limited credit availability and the general level of uncertainty about the economy continue to inhibit growth in the housing construction and repair and remodel markets.
In contrast, the residential housing markets in Australia, New Zealand and the Philippines are expected to remain relatively strong for the remainder of fiscal year 2011.
As in the first quarter, our manufacturing facilities are performing well overall, after allowing for the effect of lower volume and higher energy and raw material input costs. However, the high cost of pulp and other input costs will likely continue to remain an impediment to earnings growth in the immediate term.

Media Release: James Hardie – 2nd Quarter and Half Year FY11	5

Earnings Guidance
Management advises that full year earnings excluding asbestos, ASIC expenses and tax adjustments is anticipated to be at the lower end of the range of US$110 million to US$125 million, assuming, among other things, a relatively unchanged US$/A$ exchange rate for the remaining six months of fiscal year 2011. The comparable earnings excluding asbestos, ASIC expenses and tax adjustments for fiscal year 2010 was US$133 million. Management cautions that conditions remain uncertain and notes that the costs of some inputs, particularly pulp, remain high.
Further Information
Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the period ended 30 September 2010 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.
Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements. Readers are referred to Notes 7, 9, 10 and 11 of the company’s 30 September 2010 Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues, respectively.
END
Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5239
Vice President Investor and Media Relations	Email: media@jameshardie.com.au
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation on 15 November 2010, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2010 with the SEC on 30 June 2010.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

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Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Media Release: James Hardie – 2nd Quarter and Half Year FY11	7

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$(56.2)	$(0.8)	$70.8	$(57.9)

Asbestos:
Asbestos adjustments	107.8	62.7	44.7	182.5
AICF SG&A expenses	0.6	0.5	1.0	1.0

ASIC related (recoveries) expenses	(10.1)	0.4	(9.5)	1.0

EBIT excluding asbestos and ASIC expenses	42.1	62.8	107.0	126.6

Net sales	$287.6	$304.2	$606.0	$588.7

EBIT margin excluding asbestos and ASIC expenses	14.6%	20.6%	17.7%	21.5%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating loss	$(423.7)	$(19.6)	$(318.8)	$(97.5)

Asbestos:
Asbestos adjustments	107.8	62.7	44.7	182.5
AICF SG&A expenses	0.6	0.5	1.0	1.0
AICF interest income	(1.1)	(1.0)	(1.7)	(1.7)
Gain on AICF investments	—	(1.9)	—	(2.3)
Tax expense related to asbestos
adjustments	0.2	—	0.6	—
ASIC related (recoveries) expenses	(10.1)	0.4	(9.5)	1.0
Tax adjustments	347.0	(3.5)	344.9	(3.8)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$20.7	$37.6	$61.2	$79.2

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Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$20.7	$37.6	$61.2	$79.2
Weighted average common shares outstanding - Diluted (millions)	437.5	436.4	437.8	436.0

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	4.7	8.6	14.0	18.2

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

Operating (loss) profit before income taxes	$(60.0)	$(2.2)	$61.5	$(55.2)
Asbestos:
Asbestos adjustments	107.8	62.7	44.7	182.5
AICF SG&A expenses	0.6	0.5	1.0	1.0
AICF interest income	(1.1)	(1.0)	(1.7)	(1.7)
Gain on AICF investments	—	(1.9)	—	(2.3)

Operating profit before income taxes excluding asbestos	$47.3	$58.1	$105.5	$124.3

Income tax expense	(363.7)	(17.4)	(380.3)	(42.3)

Asbestos:
Tax expense related to asbestos adjustments	0.2	—	0.6	—
Tax adjustments	347.0	(3.5)	344.9	(3.8)

Income tax expense excluding tax adjustments	(16.5)	(20.9)	(34.8)	(46.1)

Effective tax rate excluding asbestos and tax adjustments	34.9%	36.0%	33.0%	37.1%

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Adjusted EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. The company has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

EBIT	$(56.2)	$(0.8)	$70.8	$(57.9)
Depreciation and amortisation	15.6	14.8	31.0	29.8

Adjusted EBITDA	$(40.6)	$14.0	$101.8	$(28.1)

General corporate costs excluding ASIC expenses and domicile change related costs — General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2011	FY 2010	FY 2011	FY 2010

General corporate costs	$0.1	$14.3	$9.0	$26.8

Excluding:
ASIC related recoveries (expenses)	10.1	(0.4)	9.5	(1.0)
Domicile change related costs	(0.7)	(2.7)	(1.6)	(7.2)

General corporate costs excluding ASIC
expenses and domicile change related costs	$9.5	$11.2	$16.9	$18.6

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Disclaimer
This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company’s transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.

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